SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated June 11, 2007, entitled “ViryaNet Provides NASDAQ Delisting Update.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: June 11, 2007

By:	/s/ ALBERT A. GABRIELLI
Name:	Albert A. Gabrielli
Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on June 11, 2007, entitled “ViryaNet Provides NASDAQ Delisting Update.”

Exhibit 99.1

Contacts:

Albert Gabrielli	Jack McAvoy
CFO	VP, Marketing Communications
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

ViryaNet Provides NASDAQ Delisting Update

Shares eligible for quotation on the Pink Sheets; market maker applies for OTCBB trading

Southborough, Mass. — June 11, 2007 — ViryaNet Ltd. (NasdaqCM: VRYA), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, announced today an update to its press release issued on June 4, 2007, regarding its voluntary request for NASDAQ delisting. The Company had indicated in its earlier press release that it had requested the delisting to be effective at the opening of business on Monday, June 11, 2007, and that its shares would be eligible for trading on the Over-the-Counter Bulletin Board (OTCBB) and the Pink Sheets. The Company has been subsequently advised by The NASDAQ Stock Market that the Company’s Ordinary Shares will be delisted from The NASDAQ Capital Market at the opening of business on Tuesday, June 12, 2007. The Company has also confirmed that its Ordinary Shares will be eligible for quotation on the Pink Sheets on the date of delisting and that a market maker has applied to the NASD to trade ViryaNet shares on the OTCBB; however, that application must be cleared by the NASD prior to the initiation of trading on the OTCBB.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s products enable companies in the utility, telecommunications, retail, insurance, and general service sectors to manage and optimize mission-critical business processes. ViryaNet’s products improve the functions of work order management, scheduling and dispatch, business activity monitoring, and mobile field communication. Embracing a business process management architecture, the ViryaNet products intelligently guide, automate, and optimize field service work – both simple and complex. The results are improved operational performance, a better customer experience, and a higher degree of regulatory compliance. Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated June 30, 2006, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.